Exhibit 99.1

Spotify Announces Stock Repurchase Program, Up to $1.0 Billion

NEW YORK — (BUSINESS WIRE) — Spotify Technology S.A. (NYSE: SPOT) (the “Company”) announces that it will commence a stock repurchase program beginning in the fourth quarter of 2018. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders and the Board of Directors approved such repurchase up to the amount of $1.0 billion. The repurchase program will expire on April 21, 2021. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term.

Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the United States Securities and Exchange Commission and other applicable legal requirements.

The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Forward Looking Statements

We would like to caution you certain of the above statements represent “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Such forward-looking statements involve significant risks, uncertainties and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections, including but not limited to the following known material factors: our ability to attract prospective customers and to retain existing customers; our dependence upon third-party licenses for sound recordings and musical compositions; our ability to comply with the many complex license agreements to which we are a party; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; our lack of control over the providers of our content and their effect on our access to music and other content; our ability to accurately estimate the amounts payable under our license agreements; the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements; our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements; potential breaches of our security systems; risk associated with unauthorized access of our software and services and manipulation of stream counts and customer accounts; assertions by third parties of infringement or other violations by us of their intellectual property rights; risks related to our status as a foreign private issuer; dilution resulting from additional share issuances; the concentration of voting power among our founders who have and will continue to have substantial control over our business; tax-related risks; unanticipated changes relating to competitive factors in our industry; ability to hire and retain key personnel; changes in legislation or governmental regulations affecting us; international, national or local economic, social or political conditions; conditions in the credit markets; risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and such other risks as set forth in our filings with the United States Securities and Exchange Commission.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

About Spotify Technology S.A.

Spotify is the largest global music streaming subscription service with 191 million Monthly Active Users and 87 million Premium Subscribers. With a presence in 65 countries and territories, and more than 40 million tracks, it has transformed the way people access and enjoy music.

Contacts

Investor Relations:	Public Relations:

Paul Vogel	Dustee Jenkins

ir@spotify.com	press@spotify.com